Filed by Huntington Bancshares Incorporated
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company:  Cadence Bank
Commission File No.:  001-34073
Date:  October 27, 2025

The following is an employee letter that was made available to Huntington Bancshares Incorporated’s employees.

To: All Colleagues	Oct. 27, 2025

Colleagues,

This morning, we made an exciting announcement: Huntington has reached an agreement to acquire Cadence Bank, a $53 billion bank headquartered in Houston, TX and Tupelo, MS with more than 390 locations across Texas and the South.

This marks a significant milestone in Huntington’s growth strategy and is a meaningful step forward in our journey to become the leading people-first, customer-centered bank in the country. Through the partnership, Huntington will build immediate scale in Texas and Mississippi, become a top ten bank in Alabama and Arkansas, and gain a foothold in key high-growth markets like Houston, Dallas, Fort Worth, Austin, Atlanta, Nashville, Orlando and Tampa—creating a powerful platform for further organic growth and investment.

Altogether, this partnership allows us to bring Huntington’s full franchise to eight new states, making the full range of our products and services available across 21 states—from the Midwest to the South to Texas.

Please take a moment to watch this video to learn more.

[Embedded Video]

Dan Rollins, Cadence's Chairman and CEO, and the entire Cadence Senior Management team have been—and will continue to be—outstanding partners throughout this planning process, helping position our combined organization for long-term success. We are grateful for their partnership and delighted that Dan will join as non-executive Vice Chair of Huntington Bancshares Incorporated as well as a director of Huntington Bancshares Incorporated and the Huntington National Bank.

The combination is expected to close in the first quarter of 2026, subject to regulatory approvals and customary closing conditions. Upon conversion, which is expected in the second quarter of 2026, Cadence teams and branches will operate under the Huntington Bank name and brand.

Your continued commitment to looking out for each other—and our customers—has positioned us for this moment. And we thank you for everything you do.

Steve and the ELT

Resources:

•	Huntington.com/CadenceBank: Stay up to date with what this means for customers

•	Cadence Bank Integration Hub: See integration FAQs and resources for Huntington colleagues

IMPORTANT ADDITIONAL INFORMATION

In connection with the proposed transaction, Huntington will file with the SEC a Registration Statement on Form S-4 that will include a Joint Proxy Statement of Huntington and Cadence and a Prospectus of Huntington, as well as other relevant documents concerning the proposed transaction.  The proposed transaction involving Huntington and Cadence will be submitted to Huntington’s shareholders and Cadence’s shareholders for their consideration.  This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  INVESTORS, SHAREHOLDERS OF HUNTINGTON AND SHAREHOLDERS OF CADENCE ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC AND THE FEDERAL RESERVE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Shareholders will be able to obtain a free copy of the definitive joint proxy statement/prospectus, as well as other filings containing information about Huntington and Cadence, without charge, at the SEC’s website (http://www.sec.gov) and Cadence’s website (https://ir.cadencebank.com/fdic-federal-reserve-filings), respectively.  Copies of the joint proxy statement/prospectus, when available, and the filings with the SEC and the Federal Reserve that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Huntington Investor Relations, Huntington Bancshares Incorporated, Huntington Center, 41 South High Street, Columbus, Ohio 43287, (800) 576-5007.  Copies of the joint proxy statement/prospectus, when available, and filings containing information about Cadence may be obtained after their filing with the Federal Reserve at (https://ir.cadencebank.com/fdic-federal-reserve-filings), by directing a request to Will Fisackerly, Cadence Investor Relations, Cadence Bank, (800) 698-7878, IR@cadencebank.com.  References to Cadence’s website does not constitute incorporation by reference of the information contained on the website and is not, and should not be, deemed part of this filing.

PARTICIPANTS IN THE SOLICITATION

Huntington, Cadence, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Huntington and shareholders of Cadence in connection with the proposed transaction.  Information regarding the interests of the directors and executive officers of Huntington and Cadence and other persons who may be deemed to be participants in the solicitation of shareholders of Huntington and Cadence in connection with the transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the definitive joint proxy statement/prospectus related to the transaction, which will be filed by Huntington with the SEC.  Information regarding Huntington’s directors and executive officers is available in its definitive joint proxy statement relating to its 2025 Annual Meeting of Shareholders, which was filed with the SEC on March 6, 2025, and other documents filed by Huntington with the SEC.  Information regarding Cadence’s directors and executive officers is available in its definitive proxy statement relating to its 2025 Annual Meeting of Shareholders, which was filed with the Federal Reserve on March 14, 2025, and other documents filed by Cadence with the Federal Reserve.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC and the Federal Reserve by Huntington and Cadence, respectively.  Free copies of these documents may be obtained as described above under “Important Additional Information.”